October 22, 2019

John Albright
President and Chief Executive Officer
Alpine Income Property Trust, Inc.
1140 N. Williamson Blvd., Suite 140
Daytona Beach, Florida 32114

       Re: Alpine Income Property Trust, Inc.
           Draft Registration Statement on Form S-11
           Amendment Submitted October 3, 2019
           CIK No. 0001786117

Dear Mr. Albright:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2019 letter.



DRS/A Form S-11 filed October 3, 2019

Acquisitions Under Evaluation, page 5

1. We note your response to comment 9 and your revised disclosure on page 6 regarding properties under contract. Please provide us a brief description of the properties under contract and explain to us how you determined that the acquisitions of these properties under contract are not probable.
 John Albright
FirstName LastNameJohn Albright
Alpine Income Property Trust, Inc.
Comapany NameAlpine Income Property Trust, Inc.
October 22, 2019
Page 2
October 22, 2019 Page 2
FirstName LastName



2.       We reissue comment 10. We note your disclosure on page 5 that "CTO is currently
         reviewing acquisition opportunities of single-tenant, net leased properties from third-
         parties . . . ." Please describe in the prospectus your criteria for determining when you
         include a property in your pipeline or properties under evaluation, explain how you have identified such properties, clarify whether you have any relationship with the sellers, including whether or not there is some type of contractual obligation, such as a right of first offer, and discuss the impact of timing and due diligence.
Our Manager and the Management Agreement, page 128

3. We note your disclosure on page 135 that you will not reimburse any compensation expenses incurred by your manager and your revised disclosure on page 158 that your operating partnership will pay all of your administrative costs and expenses, including salaries and other payments to directors, officers or employees of you and the general partners as well as all costs and expenses associated with any health, dental, vision, disability, life insurance, 401(k) plan, incentive plan, bonus plan or other plan providing compensation. Please clarify whose salaries and what other payments are to be paid by the operating partnership and, as applicable, provide disclosure required by Items 402 and
         404 of Regulation S-K.
Formation Transactions, page F-2

4. We have considered your response to our prior comment 15. Based on your response, it appears you have concluded that the company is acquiring a set of similar assets. Your disclosure on page 5 indicates you will be acquiring a portfolio of retail and office properties. Please explain to us how you determined retail and office properties have similar risk characteristics such that they can be considered similar assets. In your response, tell us how you considered the risks associated with operating the assets, obtaining tenants and tenant management; how those risks are similar between office and retail properties and how they are different. Reference is made to ASC Topic 805-10-55-
         6. Additionally, in your response you indicate that all of your properties are subject to triple-net leases. Please reconcile this statement with disclosure on page 1, and elsewhere in your filing, which states that properties in your initial portfolio are primarily subject to triple-net leases.
5. We note in your response to our prior comment 15 that you do not believe you will acquire a substantive process as a result of the acquisition of the initial portfolio, but rather you will enter into a new contract for management services. Please clarify for us whether the management agreement was entered into in contemplation of the acquisition transaction, and if so, elaborate on why you do not believe entering into the agreement represents the acquisition of a substantive process.
 John Albright
Alpine Income Property Trust, Inc.
October 22, 2019
Page 3


       You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Jennifer Gowetski at 202-551-3401 with any other questions.



FirstName LastNameJohn Albright                           Sincerely,
Comapany NameAlpine Income Property Trust, Inc.
                                                          Division of
Corporation Finance
October 22, 2019 Page 3                                   Office of Real Estate
& Construction
FirstName LastName